Exhibit 99.1

PRESS RELEASE

October 20, 2011

Another one year temporary exemption for Eksportfinans

The Ministry of Finance, in cooperation with the Ministry of Trade and Industry, decided yesterday afternoon to grant Eksportfinans another one year temporary exemption from EU’s capital requirement directive (http://www.regjeringen.no/en/dep/fin/pressesenter/pressemeldinger/2011/fortsatt-god-norsk-eksportfinansiering.html?id=660953). When the decision was announced, the Ministers in charge of the matter emphasized that a permanent exemption at the expiration of the extended transitional period is not feasible.

EU’s capital requirement directive (directive 2006/48/EF) was incorporated into Norwegian Law by a regulation in December 2010. Since January this year Eksportfinans has been subject to a temporary exemption from the directive, valid until December 31, 2011. The temporary exemption is now extended by one year, until December 31, 2012. The message regarding the Ministries in charge of the matter not finding grounds to grant Eksportfinans a permanent exemption at the expiration of the temporary exemption period, implies that Eksportfinans must use the temporary exemption period to adapt to the regulations.

“We are disappointed that it was not possible to obtain a permanent exemption for Eksportfinans. The Company continues to work together with the Ministries in charge to reach a solution that in the best way possible looks after the customers’ needs and the Norwegian scheme for export financing”, says President and CEO of Eksportfinans, Ms. Gisèle Marchand.

Eksportfinans, on behalf of the Ministry of Trade and Industry, administers a scheme for government-supported export financing. The Board has today decided to continue offering financing under this scheme in accordance with the existing agreement with the Government through granting loans with CIRR interest (fixed interest on government-supported export credit) until further notice.

“The Board is committed to promptly reaching a permanent solution in cooperation with the authorities given the current turbulent market situation for both the Norwegian export industry and financial institutions. The Board will continually monitor the situation. The Board has noted that the Authorities propose that Eksportfinans increases its capital base through an equity offering. The Board will consider this as one of several alternatives,” comments Chairman of the Board, Mr. Geir Bergvoll.

Contact information:

Chairman of the Board, Mr. Geir Bergvoll, tel: +4791 31 54 85, e-mail: geir.bergvoll@dnbnor.no

President and CEO, Ms. Gisèle Marchand, tel: +47 22 01 23 70, e-mail: gma@eksportfinans.no

Director of Communications, Ms. Elise Lindbæk, tel: +47 90 51 82 50, e-mail: el@eksportfinans.no

For more information about Eksportfinans, see www.eksportfinans.no